SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2006
CIBA SPECIALTY CHEMICALS HOLDING INC.
(Exact name of Registrant as specified in its charter)
Klybeckstrasse 141
4002 Basel
Switzerland
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑   Form 40-F ☐
     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

CIBA SPECIALTY CHEMICALS HOLDING INC.
On January 31, 2006, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland, issued a news release addressing its financial results of 2005. A copy of the Annual Report 2005 and News Release are hereby furnished pursuant to Rule 13a-16 of the Securities Exchange Act of 1934 and attached hereto as Exhibit 99.1 and 99.2 , respectively and incorporated by reference herein.

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EXHIBIT LIST

Exhibit	Description
99.1	Annual Report 2005

99.2	News Release dated January 31, 2006 of Ciba Specialty Chemicals Holding Inc.

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EXHIBIT LIST
SIGNATURES
EXHIBIT 99.1
EXHIBIT 99.2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.

(Registrant)

Date January 31, 2006	By	/s/ Oliver Strub	/s/ Max Dettwiler

		Oliver Strub Head Corporate Law	Max Dettwiler Head Taxes, Insurance & Corporate Law

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